Via EDGAR                                                Confidential Treatment
                                                 Requested by Axcan Pharma Inc.
                                                 Under 17 C.F.R. Section 200.83




September 21, 2005

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.W.
Washington, DC 20549

Attention: Filing Desk

RE:      Axcan Pharma
         40-F for the fiscal year ended September 30, 2004
         File No. 000-30860


Dear Sirs,

Axcan Pharma Inc. ("Axcan" or the "Company") is pleased to submit the following reply to the request for additional information given comments raised in Donald Abbott's voice messages of August 16, 2005 (the "2nd Request for Comments") regarding Axcan's 40-F filing for the fiscal year ended September 30, 2004 and its response of August 3, 2005 to the comments raised in your July 6, 2005 letter ("Comment Letter"). The individual responses of the Company to each of the Commission's comments are set forth below, together with the related requests. The headings and numbers of the responses coincide with the headings and requests numbers set forth in the 2nd Request for Comments.

Confidential Treatment Requested by the Company [C1].

Sincerely,

/s/ Jean Vezina

Jean Vezina
Vice President, Finance and Chief Financial Officer